Mark J. DeCesaris Chief Financial Officer

TEL +1-212-492-1140 FAX +1-212-492-8922 mdecesaris@wpcarey.com
September 20, 2011
Mr. Howard Efron
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	W. P. Carey & Co. LLC Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-13779
Dear Mr. Efron:
Thank you for taking the time yesterday to talk with us about our letter to the staff of the Division of Corporation Finance dated August 22, 2011. During our call yesterday, we discussed including additional disclosure in our future filings for joint ventures where we have recorded our investment in real estate below zero. In light of our conversation, we intend to include the disclosure set forth below in our future filings, where applicable:
“The ventures are currently generating cash flow from their underlying operations. Based upon this fact and other considerations, we currently intend to fund our share of the ventures’ future operating deficits should the need arise. However, we have no legal obligation to pay for any of the liabilities of the ventures nor do we have any legal obligation to fund operating deficits. Furthermore, our intention to fund any such operating deficits in the future could change based upon our continuing assessment of various factors involving the ventures activities and other considerations, which may impact the way we account for this investment.”
If you have any questions regarding our response, please contact me at 212-492-1140.

Sincerely,
/s/ Mark J. DeCesaris
Mark J. DeCesaris
Chief Financial Officer